Exhibit 17.1

VIA EMAIL

Ladies and Gentlemen,

Effective immediately, I hereby resign as a member of the Board of Directors (the “Board”) of Windtree Therapeutics, Inc. (“Windtree” or the “Company”) so that I may more fully focus on my other business pursuits. It has been a pleasure serving on the Company’s board and I believe that we have made meaningful strides in developing high-quality assets focused on significant unmet medical needs in important acute cardiovascular and pulmonary settings. Unfortunately, it is also my view that the market price of Windtree’s securities has heretofore not reflected their true value had alternative strategies other than a substantial transfer of ownership interest away from existing shareholders been operationalized. To that end, I can no longer in good conscience continue to support the Company either as a member of the Board or as one of its shareholders.

Sincerely,

James Huang